
SHIN
CORPORATIO


05007456

April 7, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 047/2005**

  Subject: Redemption of Debentures of Shin Corporation Public Company Limited (SHIN075A).

  Date: April 7, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure


SHIN
CORPORATION

April 7, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 047/2005**

  Subject: Redemption of Debentures of Shin Corporation Public Company Limited (SHIN075A).

  Date: April 7, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 7, 2005

SH 047/2005

April 7, 2005

Re: Redemption of Debentures of Shin Corporation Public Company Limited (SHIN075A).

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 05/0668 of Thai Military Bank dated on April 7, 2005.

Shin Corporation Public Company Limited ("the Company") would like to inform that the Company will close registered book for interest and principal payment of SHIN075A and suspend trading of SHIN075A by posting the SP sign. The details are shown in the referenced letter.

Referenced Letter

IVS 05/0668

April 7, 2005

Subject Redemption of Debentures of Shin Corporation Public Company Limited No.1/2002, Due 2007 (SHIN075A)

Attention President
Stock Exchange of Thailand

As we, Thai Military Bank Plc. (Registrar) have informed the closing of the registration for interest and principal payment of debentures of Shin Corporation Public Company Limited No.1/2002, Due 2007 (SHIN075A) at 12 hours of April 20, 2005, we, hereby inform the closing of the registration for interest and principal payment of debentures of Shin Corporation Public Company Limited No.1/2002, Due 2007 (SHIN075A) from at 12 hours of April 20, 2005 to the redemption date on May 24, 2005. Additionally, we ask Stock Exchange of Thailand (SET) to suspend trade of the debentures stated above (by put up "SP" sign) between April 18, 2005 – May 24, 2005.

The further details of the redemption are as follows;

- In case that bondholder would like to redeem by themselves, they should contact Registrar at Thai Military Bank Plc. Siri Building 3rd Floor, Silom Road, Bangrak, Bangkok 10500 and will get principal and interest by cheque from 19-24 May, 2005

- In case that the redemption process was done by registered mail, bondholders should send their debenture certificates by registered mail to Registrar at Thai Military Bank Plc. Siri Building 3rd Floor, Silom Road, Bangrak, Bangkok 10500 within May 12, 2005. Upon Receipt the registrar will deliver cheque of principal and interest via registered mail within May 17, 2005 at their address which are in the registrar book at 12.00 hours of April 20, 2005

- In case that bondholders would like to redeem at Thai Military Bank Plc Branch within April 26, 2005 – May 6,2005